MODIFIED CASH SURRENDER VALUE RIDER

This rider is part of Your policy. All policy definitions, provisions and exceptions apply to this rider unless changed by this rider. The effective date of this rider is shown on the current Data Pages. There is no charge to purchase this rider.

MODIFIED CASH SURRENDER VALUE RIDER BENEFIT

If You surrender the policy in full while this rider is part of the policy, We will pay You the Net Policy Value plus an Additional Amount as shown in the table on the current Data Pages.

LIMITATIONS AND CONDITIONS

The Modified Cash Surrender Value Rider benefit will not apply if the policy is surrendered in conjunction with a replacement or Section 1035 Exchange.

TERMINATION

This rider will terminate on the first of the following events:

1.	We receive Your Notice to cancel it.

2.	Termination of Your policy.

3.	Your assignment of the policy, except as in item 4 stated below.

4.	Any change of ownership except:

a.	A change resulting from a merger, consolidation, or acquisition of Your assets unless the successor owner of the policy was Your wholly owned subsidiary on the date the ownership changed; or

b.	The successor owner of Your policy is a trust established by You for the purposes of providing employee benefits.

REINSTATEMENT

This rider may be reinstated as part of Your policy if this rider was part of Your policy at the end of the Grace Period as described in the Grace Period provision of the policy and if all conditions for reinstatement of Your policy are met. If this rider is reinstated, Policy Year Of Surrender for the rider benefit shall be based on the Policy Date.

/s/ Larry Zimpleman

Chairman, President and CEO

Principal Life Insurance Company
Des Moines, IA 50392-0001

SF 954                                                [SAMPLE]